UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                              (Amendment No.    )*



                              U.S. Aggregates, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   90334D 10 9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]  Rule  13d-1(b)
 [ ]  Rule  13d-1(c)
 [X]  Rule  13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person                               James  A.  Harris
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or Place of Organization                         United States



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          194,599  (See  Item  4)
7)   Sole  Dispositive  Power       194,599  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 194,599 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          1.3%



12)  Type  of  Reporting  Person*                                       IN




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of Reporting Person    James A. Harris Grantor Retained Annuity Trust
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship or Place of Organization                         South Carolina



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          199,010  (See  Item  4)
7)   Sole  Dispositive  Power       199,010  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 199,010 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          1.3%



12)  Type  of  Reporting  Person*                                     OO (Trust)




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name of Reporting Person
     The James A. Harris Charitable Remainder Unitrust

     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)




2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship or Place of Organization                         South Carolina



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          49,737  (See  Item  4)
7)   Sole  Dispositive  Power       49,737  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 49,737 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          0.3%



12)  Type  of  Reporting  Person*                                     OO (Trust)




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person

     The Michael J. Stone and Ashia H. Stone Revocable Inter Vivos Trust, Dated June 30, 1989

     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only


4)   Citizenship  or  Place  of  Organization                         California


NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          302,384  (See  Item  4)
7)   Sole  Dispositive  Power       302,384  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 302,384 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          2.0%



12)  Type  of  Reporting  Person*                                     OO (Trust)




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person                              Jeanne  T.  Richey
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or Place of Organization                         United States



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          36,116  (See  Item  4)
7)   Sole  Dispositive  Power       36,116  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 36,116 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          0.2%



12)  Type  of  Reporting  Person*                                       IN




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person                         Morris  L.  Bishop, Jr.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or Place of Organization                         United States



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          123,893  (See  Item  4)
7)   Sole  Dispositive  Power       123,893  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 123,893 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          0.8%



12)  Type  of  Reporting  Person*                                       IN




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person
     The  Edward A. Dougherty and Linda F. Dougherty  1998  Family  Trust

     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only


4)   Citizenship  or  Place  of  Organization                         California


NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          30,657  (See  Item  4)
7)   Sole  Dispositive  Power       30,657  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 30,657 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          0.2%



12)  Type  of  Reporting  Person*                                     OO (Trust)




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person                         Charles  R.  Pullin
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)




2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or Place of Organization                         United States



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          14,837  (See  Item  4)
7)   Sole  Dispositive  Power       14,837  (See  Item  4)
8)   Shared  Dispositive  Power     None  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 14,837 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          0.1%



12)  Type  of  Reporting  Person*                                       IN




                      *See Instructions Before Filling Out!

ITEM  1(A)          NAME  OF  ISSUER.

U.S.  Aggregates,  Inc.  (the  "Company")


ITEM  1(B)          ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.

400  South  El  Camino  Real,  Suite  500
San  Mateo,  California  94402


ITEM  2(A)          NAMES  OF  PERSONS  FILING.

This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1)(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) James A. Harris ("Harris"), (ii) James A. Harris Grantor Retained Annuity Trust (the "GRAT"), (iii) The James A. Harris Charitable Remainder Unitrust (the "CRUT"), (iv) The Michael J. Stone and Ashia H. Stone Revocable Inter Vivos Trust, Dated June 30, 1989 (the "Stone Trust"), (v) Jeanne T. Richey ("Richey"), (vi) Morris L. Bishop, Jr. ("Bishop"), (vii) The Edward A. Dougherty and Linda F. Dougherty 1998 Family Trust (the "Dougherty Trust") and (viii) Charles R. Pullin ("Pullin"). Harris, the GRAT, the CRUT, the Stone Trust, Richey, Bishop, the Dougherty Trust and Pullin are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

The Reporting Persons and the other parties to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section
13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.


ITEM  2(B)          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

Harris,  the  GRAT,  the CRUT and Bishop:     3800 Colonnade Parkway, Suite 525,
                                              Birmingham,  AL  35243

The  Stone  Trust:               400 South El Camino Real, Suite 500, San Mateo,
                                 CA  94402

Richey:                   4219  Dom  Perignon  Court,  Allison  Park,  PA  15101

The  Dougherty  Trust:                         P.O.  Box  635,  Ross,  CA  94957

Pullin:                    1290  Boyce  Road,  Apt.  A538, Pittsburgh, PA  15241


ITEM  2(C)          CITIZENSHIP.

Harris, Richey, Bishop and Pullin are U.S. Citizens. The GRAT and the CRUT are South Carolina Trusts. The Stone Trust and the Dougherty Trust are California Trusts.

ITEM  2(D)          TITLE  OF  CLASS  OF  SECURITIES.

Common  Stock,  par  value  $.01  per  share  ("Common  Stock").


ITEM  2(E)     CUSIP  NO.

90334D  10  9


ITEM  3          IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO RULES 13D-1(B), OR
13D-2(B)  OR  (C),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

This statement is filed pursuant to Rule 13d-1(k). As such, the listed alternatives are not applicable.


ITEM  4          OWNERSHIP.

(A)     AMOUNT  BENEFICIALLY  OWNED:

The shares of Common Stock of the Company covered by this statement include 194,599 shares held by Harris, 199,010 shares held by the GRAT, 49,737 shares held by the CRUT, 302,384 shares held by the Stone Trust, 36,116 shares held by Richey, 123,893 shares held by Bishop, 30,657 shares held by the Dougherty Trust and 14,837 shares held by Pullin.

The Company, the Reporting Persons and Golder, Thoma, Cressey, Rauner Fund IV, L.P. (the "Fund") are parties to a Shareholders Agreement, dated as of January 24, 1994 (the "Voting Agreement"). The Voting Agreement provides that the parties thereto will vote in the same manner on certain issues, including the election of directors. Collectively, the parties to the Voting Agreement own 58.9% of the outstanding Common Stock of the Company. The Reporting Persons and the Fund may be deemed to be a "group" for purposes of Section 13d-3 of the Act as a result of the Voting Agreement, and, based on the information contained in the Schedule 13G filed by the Fund with respect to the year ended December 31, 1999, the Reporting Persons may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 7,824,997 additional shares of Common Stock that are subject to the terms of the Voting Agreement as of December 31, 1999. If the Reporting Persons were deemed to be the beneficial owner of or share the power to vote or direct the vote of such additional shares of Common Stock, the Reporting Persons would be deemed to be the beneficial owner of and share the power to vote or direct the vote of an aggregate of 8,776,230 shares or approximately 58.9% of the Common Stock. Each of the Reporting Persons disclaims beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Fund.


(B) PERCENT OF CLASS: (Assuming 14,900,593 shares outstanding as of December 31, 1999 (as set forth in the Company's Form 10-Q for the quarter ended
September  30,  1999))

Harris:                    1.3%

The  GRAT:                 1.3%

The  CRUT:                 0.3%

The  Stone  Trust:         2.0%

Richey:                    0.2%

Bishop:                    0.8%

The  Dougherty  Trust:     0.2%

Pullin:                    0.1%


(C)     NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

(i)     Sole  power  to  vote  or  to  direct  the  vote:  (See  Item  4(a))

Harris:                    None

The  GRAT:                 None

The  CRUT:                 None

The  Stone  Trust:         None

Richey:                    None

Bishop:                    None

The  Dougherty  Trust:     None

Pullin:                    None


(ii)     Shared  power  to  vote  or  to  direct  the  vote:  (See  Item  4(a))

Harris:                    194,599

The  GRAT:                 199,010

The  CRUT:                  49,737

The  Stone  Trust:         302,384

Richey:                     36,116

Bishop:                    123,893

The  Dougherty  Trust:      30,657

Pullin:                     14,837


(iii)     Sole  power  to  dispose  or  to direct the disposition of:  (See Item
4(a))

Harris:                    194,599

The  GRAT:                 199,010

The  CRUT:                  49,737

The  Stone  Trust:         302,384

Richey:                     36,116

Bishop:                    123,893

The  Dougherty  Trust:      30,657

Pullin:                     14,837


(iv)     Shared  power  to  dispose  or  to direct the disposition of: (See Item
4(a))

Harris:                    None

The  GRAT:                 None

The  CRUT:                 None

The  Stone  Trust:         None

Richey:                    None

Bishop:                    None

The  Dougherty  Trust:     None

Pullin:                    None


ITEM  5          OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].


ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not  applicable


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not  applicable


ITEM  8          IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF THE GROUP.

     Not  applicable


ITEM  9          NOTICE  OF  DISSOLUTION  OF  GROUP.

     Not  applicable


ITEM  10          CERTIFICATION.

     Not  applicable

                                    EXHIBITS


Exhibit I Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  11,  2000                    /s/  James  A.  Harris
                                              ----------------------
                                              James  A.  Harris


                                              JAMES  A.  HARRIS  GRANTOR
                                              RETAINED  ANNUITY  TRUST


                                              By:     /s/  Brett  A.  Harris
                                                      ----------------------
                                              Name:   Brett  A.  Harris
                                              Title:  Trustee


                                              THE  JAMES  A.  HARRIS  CHARITABLE
                                              REMAINDER  UNITRUST


                                              By:     /s/  Brett  A.  Harris
                                                      ----------------------
                                              Name:   Brett  A.  Harris
                                              Title:  Trustee


                                              THE  MICHAEL J. STONE AND ASHIA H.
                                              STONE REVOCABLE INTER VIVOS TRUST,
                                              DATED JUNE 30, 1989


                                              By:     /s/  Michael  J.  Stone
                                                      -----------------------
                                              Name:   Michael  J.  Stone
                                              Title:  Trustee


                                              /s/  Jeanne  T.  Richey
                                              -----------------------
                                              Jeanne  T.  Richey


                                              /s/  Morris  L.  Bishop,  Jr.
                                              -----------------------------
                                              Morris  L.  Bishop,  Jr.


                                              THE  EDWARD  A.  DOUGHERTY  AND
                                              LINDA  F.  DOUGHERTY  1998  FAMILY
                                              TRUST


                                              By:     /s/  Edward  A.  Dougherty
                                                      --------------------------
                                              Name:   Edward  A.  Dougherty
                                              Title:  Trustee

                                              *
                                              ----------------------------------
                                              Charles  R.  Pullin



*     The  undersigned,  by  signing his name hereto, does sign and execute this
Schedule 13G on behalf of the above named individual(s) pursuant to the Power of Attorney executed by such individual(s) and filed with the Securities and Exchange Commission.


                                              /s/  James  A.  Harris
                                              ----------------------
                                              James  A.  Harris
                                              Attorney-in-fact